ParX Trading, LLC.

Financial Statements and Supplemental Schedules
Confidential Per Rule 17A-5(e)(3)

For the year ended December 31, 2025

ParX Trading, LLC.

Financial Statements and Supplemental Schedules
Confidential Per Rule 17A-5(e)(3)

For the year ended December 31, 2025

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __PARX TRADING, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__33 W 60th Street, Suite 1135__
                                       (No. and Street)

__New York__	__New York__	__10023__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Jacqueline Sloan__	__312-431-0014__	__Jackie@JackieSloanInc.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Baker Tilly US, LLP__
                              (Name – if individual, state last, first, and middle name)

__66 Hudson Blvd. E, Suite 2200__	__New York__	__NY__	__10001__
(Address)	(City)	(State)	(Zip Code)

__10/22/03__	__23__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Ben Statz_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___ParX Trading, LLC_____, as of ___12/31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Report of Independent Registered Public Accounting Firm

To the Directors and Member of
ParX Trading, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Parx Trading, LLC (the Company) as of December 31, 2025 and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services to their clients and are not licensed CPA firms.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 (collectively, the supplementary information) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2024.

New York, NY
February 19, 2026

ParX Trading, LLC.

Statement of Financial Condition

December 31, 2025

ASSETS

	$
Cash and Cash Equivalents	43,045
Receivables from Broker Dealer	4,912,021
Securities Owned, at Fair Value	346,289
Other Assets	27,821
TOTAL ASSETS	5,329,176

LIABILITIES & MEMBER'S EQUITY

LIABILITIES

	$
Accounts Payable and Accrued Expenses	22,097
Securities Sold, Not Yet Purchased, at Fair Value	97,816
Due to Parent	181,984
TOTAL LIABILITIES	301,897

MEMBER'S EQUITY

Additional Paid in Capital	5,200,000
Retained Earnings	(172,721)
TOTAL MEMBER'S EQUITY	5,027,279
TOTAL LIABILITIES & OWNERSHIP EQUITY	5,329,176

The accompanying notes are an integral part of these financial statements.

ParX Trading, LLC.

Statement of Operations

For the year ended December 31, 2025

Revenue

	$
Net Trading Gains on Securities Owned, at Fair Value	186,510
Dividend Income	361
Interest Income	126,895
Total Revenue	313,766

Expenses

Dividend and Interest Expense	35,200
Technology Expense	76,488
Wages	35,554
Regulatory	5,726
Professional Fees	84,309
Exchange Fees	32,804
Rent	63,400
Other	33,044
Total Expense	366,525
Net Loss	(52,759)

The accompanying notes are an integral part of these financial statements.

ParX Trading, LLC.

Statement of Changes in Member's Equity

For the year ended December 31, 2025

	Additional Paid in Capital Amount	Retained Earnings Amount	Total Member's Equity
	$	$	$
Balance at January 1, 2025	1,600,000	(119,962)	1,480,038
Capital Contribution from Parent	3,600,000	-	3,600,000
Net Loss	-	(52,759)	(52,759)
Balance at December 31, 2025	$5,200,000	$(172,721)	$5,027,279

The accompanying notes are an integral part of these financial statements.

ParX Trading, LLC.

Statement of Cash Flows

For the year ended December 31, 2025

OPERATING ACTIVITIES	$
Net Loss	(52,759)
Increase (Decrease) in Net Assets Resulting from Operations:	
Receivable from Broker Dealer	(3,398,910)
Net Securities Held	(248,473)
Other Assets	(9,571)
Due to Parent	136,488
Account Payable and Accrued Expenses	(424)
Net cash used in Operating Activities	(3,573,649)
FINANCING ACTIVITIES	$
Capital Contribution from Parent	3,600,000
Net cash provided by Financing Activities	3,600,000
Net cash and cash equivalent increase for year	26,351
Cash and cash equivalent at beginning of year	16,694
Cash and cash equivalent at end of year	43,045

The accompanying notes are an integral part of these financial statements.

ParX Trading, LLC.

Notes to Financial Statements

For the year ended December 31, 2025

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business
ParX Trading, LLC. (the Company), a wholly owned subsidiary of Parhelion, Ltd. (the "Parent") is a private limited liability company organized and existing under the laws of Delaware. The Company commenced operations on November 8, 2023. The Company, having its registered office at 800 North State Street, Suite 304, Dover, DE, 19901, is a share trading company acts on its own account. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC) and is a member of the Chicago Board Options Exchange ("CBOE") and of the Securities Investor Protection Corporation ("SIPC"). The Company will perform proprietary trading of exchange listed securities. The Company does not refer to other broker-dealers and does not hold or maintain funds or securities or provide clearing services for other broker-dealers. Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances of securities for any person defined as a customer under Rule 17a-5(c)(4). The Company carries its trading accounts with a registered clearing partner.

Summary Of Accounting Policies
Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents
The Company maintains bank accounts at various financial institutions. Accounts at the banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limits.

Estimates
The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

ParX Trading, LLC.

Notes to Financial Statements

For the year ended December 31, 2025

Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Revenue Recognition

Financial instruments are initially recognized on the balance sheet at cost and subsequently are remeasured at their fair value. Fair values are obtained from quoted market prices. Changes in the fair values are included in the income statement.

Gains and losses are treated as realized for financial statement purposes on the trade date of the transaction closing or offsetting the open position. Unrealized gains and losses are the difference between the value recognized on the reporting date and cost of open positions. All gains and losses are recognized in the profit and loss account. Interest income is recognized on accrual basis.

The Company's trading revenues do not arise from contracts with customers and therefore are not within the scope of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers.

Fair Value Measurements

The Company measures financial instruments owned and financial instruments sold, but not yet purchased, at fair value on a recurring basis in accordance with ASC 820, Fair Value Measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company's fair value measurements are principally related to securities owned, securities sold but not yet purchased, and derivative instruments, which are carried at fair value in accordance with ASC 940, Broker-Dealers.

ASC 820 establishes a three-level hierarchy that prioritizes the inputs used in fair value measurements:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than Level 1 quoted prices, including quoted prices for similar instruments, interest rate yield curves, credit spreads, and other market-corroborated inputs.
Level 3 — Significant unobservable inputs reflecting the Company's own assumptions about market participant pricing.

Fair value hierarchy classification is based on the lowest level input that is significant to the measurement.

ParX Trading, LLC.

Notes to Financial Statements

For the year ended December 31, 2025

The following table presents the Company's financial instruments measured at fair value on a recurring basis by hierarchy level as of December 31, 2025:

Fair Value Measurement	Level 1	Level 2	Level 3	Total
Securities owned:				
Equity securities	346,289	-	-	346,289
Total securities owned	346,289			346,289
Securities sold, not yet purchased:				
Equity securities	(97,816)	-	-	(97,816)
Total securities sold, not yet purchased	(97,816)	-	-	(97,816)

Valuation Techniques and Inputs

Level 1 instruments consist primarily of exchange-traded equity securities and U.S. Treasury securities valued using quoted prices in active markets.

<u>Non-Marketable Securities</u>
Non-marketable securities consist of equity investments in privately-held stock, which are classified as other assets. Non-marketable equity securities do not have a readily determinable fair value and are not available to be liquidated under the Company's Clearing Agreement (See Note 6). The Company accounts for non-marketable securities at cost which approximately estimated fair value.

<u>Current Expected Credit Losses (CECL) Accounting Policy for Receivables from Clearing Broker</u>
The Company adopted FASB ASC Topic 326, Financial Instruments – Credit Losses, which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The guidance applies to financial assets measured at amortized cost, held to maturity debt securities and off-balance sheet credit exposures. For balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit loss on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit. The Company does not currently have any credit loss allowances, nor has there been any in the past.

ParX Trading, LLC.

Notes to Financial Statements

For the year ended December 31, 2025

Receivables from Broker-Dealer

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with the Company's broker, ABN AMRO. The Company is subject to credit risk to the extent that any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of the broker and does not anticipate any losses from this counterpart. As of December 31, 2025, Receivables from Broker represents the net balance held by the broker in the amount of $4,912,021. The Company may from time to time have a separate liability to the Broker. This liability is offset against the receivable in alignment with the brokers policy to offset upon liquidation.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures.. The ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in the ASU address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 will be effective for the Company for annual periods beginning after December 15, 2024, though early adoption is permitted. The Company was required to adopt this ASU in 2025; however, the Company is not subject to income taxes and thus this ASU has no material impact on the Company's financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. The ASU is intended to enhance the transparency and decision usefulness of income statement expense disclosures by requiring greater disaggregation of certain expense categories. ASU 2024-03 will be effective for the Company for annual periods beginning after December 15, 2026, though early adoption is permitted. The Company is still evaluating the impact that ASU 2024-03 will have on its financial statements, but the Company expects the amendments will require significant changes to its expense disclosures.

NOTE 2 – NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1. At December 31, 2025, the Company had allowable net capital of $5,008,414 which was $4,908,414 in excess of its minimum required net capital of $100,000. The percentage of aggregate indebtedness to net capital is 4.07%.

ParX Trading, LLC.

Notes to Financial Statements

For the year ended December 31, 2025

NOTE 3 – SIGNIFICANT GROUP CONCENTRATION OF RISK

As of the reporting date, the Company has not identified any concentration of credit risk that would require specific disclosure. The Company will continue to monitor its credit risk exposure and make appropriate disclosures if material changes occur in the future.

NOTE 4 – COMMITMENTS, LITIGATION, AND INDEMNIFICATIONS

In the normal course of business, the Company may be involved in litigation matters. The Company does not believe that any current litigation or other matters to which it is a party will have a material adverse effect on its financial position or results of operations. The company currently has no outstanding commitments or contingent liabilities. However, it has entered into an agreement to indemnify its clearing broker, ABN AMRO Clearing Chicago LLC for losses that the clearing brokers may sustain from institutional customer accounts introduced by the Company.

NOTE 5 – LEASES

The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the statement of financial condition, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company's secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent. Under ASC 842, short-term leases of 12 months or less and excluding a purchase option may be excluded from this analysis at the Company's election. The Company has elected to exclude short-term leases and accordingly does not recognize any lease liability or right-of-use asset for its short-term leases.

During 2025, the Company was subject to a short-term lease for 12 months expiring on December 31, 2025 for office space. Total rent expense incurred under this lease during 2025 was $15,800. The Company has entered into a new 12-month lease expiring on December 31, 2026 which includes rent payments of $18,900.

ParX Trading, LLC.

Notes to Financial Statements

For the year ended December 31, 2025

NOTE 6 – GUARANTEES

The Company has issued no guarantees.

NOTE 7 – CLEARING AGREEMENT

The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO. This agreement allows JBO participants to receive favorable margin treatment compared to the full margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in Preferred shares of ABN AMRO, which are reflected under Other Assets on the Statement of Financial Condition. The agreement requires the Company to maintain a minimum net liquidity equity of $5 million with ABN AMRO.

NOTE 8 – REPORTABLE SEGEMENTS

The Company has one operating segment which is managed on a consolidated basis, therefore the segment measure of profit required to be disclosed is the net loss in the Financial Statements.

The Company trades exchange listed securities for its own account. The chief operating decision maker uses net trading revenue to evaluate income generated from segment assets to decide how to utilize profits made. Net loss is used to calculate the return on equity for the segments. The accounting policies are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets. The Company's chief operating decision maker is the Chief Executive Officer.

NOTE 9 – RELATED PARTIES

For the year ended December 31, 2025 the Company received funding of $3,600,000 from Parhelion, Ltd.

The Company has two expense sharing agreements with Parhelion, Ltd. Parhelion, Ltd. started providing services under these agreements as of September 1, 2024. Under the "IT Services Agreement", the Company is to pay Parhelion, Ltd. $6,374 per month for IT Services provided by Parhelion, Ltd. Under the "Expense Sharing Agreement", the Company is to pay Parhelion, Ltd. $5,000 per month for various services provided by Parhelion, Ltd. Both expense sharing agreements are intended to approximate amounts that would be equivalent to external market rates for the same services; but amounts could differ if the Company engaged these services from unrelated parties. The total expense under these agreements in 2025 was $136,488, which is included in "Rent", "Technology Expense" and "Other" on the statement of operations. As of December 31, 2025, $181,984 remains payable of which $45,496 was payable as of December 31, 2024. This amount is due on demand and non-interest bearing.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements as of February 19, 2026. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the year ended December 31, 2025

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

Net Capital

Member's Equity	$5,027,279
Non-Allowable Assets	
FINRA FLEX Funding (included in Cash and Cash Equivalents)	4,470
Other Assets	14,301
Total Non-Allowable Assets	18,771
Haircut on securities pursuant to 15c3-1 (f)	93
Net Capital	5,008,415

Aggregate Indebtedness

Accounts Payable and Accrued Expenses	203,616
Total Aggregate Indebtedness of Accounts Payable and Accrued Expenses	203,616

Computation of Basic Net Capital Requirement

(a) Minimum Net Capital Required (12.5% of Total A.I)	13,574
(b) Minimum Net Capital Requirement of Broker-Dealer	100,000
Net Capital Requirement (Greater of (a) or (b)	100,000
Excess Net Capital	4,908,415
Percentage of Aggregate Indebtedness to Net Capital	4.07%

There are no material differences between the preceding computation and the Company's corresponding amended unaudited Part II of Form X- I 7A-5 as of December 31, 2025.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the year ended December 31, 2025

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the Rule and does not hold customers' monies or securities.

\

ParX Trading, LLC.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the year ended December 31, 2025

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the Rule and does not hold customers' monies or securities.



Report of Independent Registered Public Accounting Firm

To the Directors and Member of
ParX Trading, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) ParX Trading, LLC (the Company) stated that the Company does not claim exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) ParX Trading, LLC stated that the Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to proprietary trading and ParX Trading, LLC (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception. ParX Trading, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

New York, New York
February 19, 2026

Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services to their clients and are not licensed CPA firms.

ParX Trading, LLC.

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the year ended December 31, 2025

ParX Trading, LLC. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker-dealers").

This Exemption Report was prepared as required by 17 C.F.R. 240.I 7a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

ParX Trading, LLC. does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3; however, the Company can file an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R 240.17a-5 because the Company limits its business activities exclusively to proprietary trading and ParX Trading, LLC (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.

Accordingly, there are no amounts reportable under these sections.

I, Ben Statz, SWEAR THAT TO THE BEST OF OUR KNOWLEDGE AND BELIEF, THIS Exemption Report is true and correct.

_____
Authorized Signature

Name: Ben Statz
Title: CEO
Date: 2/19/2026